EXPENSE LIMITATION AGREEMENT

Forum Funds II
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

December 8, 2016

SKBA Capital Management, LLC
44 Montgomery Street, Suite 3500
San Francisco, CA 94104

Dear Mr. Bischel:

Pursuant to this Expense Limitation Agreement (the "Agreement"), SKBA Capital Management, LLC (the "Adviser") agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that the total annual fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the Baywood SociallyResponsible Fund and Baywood ValuePlus Fund (each a "Fund" and together, the "Funds") do not exceed the levels listed below (the "Expense Limitation"), through January 31, 2018 (the "Limitation Period").

Baywood SociallyResponsible Fund - Institutional Shares	0.89%
Baywood SociallyResponsible Fund - Investor Shares	1.14%
Baywood ValuePlus Fund - Institutional Shares	0.70%
Baywood ValuePlus Fund - Investor Shares	0.95%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

Each Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, (ii) the repayment of any advisory fees waived or expenses reimbursed are made within three years of the date on which they are incurred, and (iii) the recoupment is approved by the Board of Trustees of Forum Funds II (the "Board"). The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of California and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

With respect to each Fund, this Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds II and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to such Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to such Fund. Unless otherwise amended or terminated, this Agreement will terminate on January 31, 2018.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS II,

By: /s/ Jessica Chase
Jessica Chase
Title: President

The foregoing Agreement is hereby accepted as of December 8, 2016.

SKBA CAPITAL MANAGEMENT, LLC

By: /s/ Andrew W. Bischel
Name: Andrew W. Bischel
Title: CEO & CIO

Signature page to the Expense Limitation Agreement